Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2019

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2019	December 31, 2018

CURRENT ASSETS
Cash and cash equivalents	4	1,941,764	2,890,144
Short-term investments	4	590,403	459,470
Trade accounts receivable - net	5	3,976,755	3,201,656
Inventories	6	9,377,329	9,167,689
Tax credits		538,228	527,428
Income and social contribution taxes recoverable		325,835	445,561
Unrealized gains on financial instruments	14	36,914	30,711
Other current assets		782,457	780,423
		17,569,685	17,503,082

NON-CURRENT ASSETS
Tax credits		38,167	32,065
Deferred income taxes		3,787,600	3,874,054
Unrealized gains on financial instruments	14	2,561	2,706
Related parties	16	74,998	27,939
Judicial deposits	15	2,157,968	2,135,414
Other non-current assets		439,271	449,592
Prepaid pension cost		16,715	17,952
Advance for future investment in joint venture	8	374,083	375,456
Investments in associates and joint ventures	8	1,379,597	1,367,802
Goodwill	10	9,163,909	9,112,390
Leasing	2.1	907,998	—
Other Intangibles		748,947	836,096
Property, plant and equipment, net		15,483,804	15,546,481
		34,575,618	33,777,947
TOTAL ASSETS		52,145,303	51,281,029

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2019	December 31, 2018
CURRENT LIABILITIES
Trade accounts payable	11	4,066,763	4,335,054
Short-term debt	12	2,911,897	1,822,183
Debentures	13	26,981	2,755
Taxes payable		494,743	351,545
Income and social contribution taxes payable		415,564	395,682
Payroll and related liabilities		405,854	588,627
Dividends payable		—	169,616
Leasing payable	2.1	215,556	—
Employee benefits		—	157
Environmental liabilities		65,102	60,419
Unrealized losses on financial instruments	14	2,694	5,245
Other current liabilities		691,597	772,970
		9,296,751	8,504,253

NON-CURRENT LIABILITIES
Long-term debt	12	10,529,771	11,545,658
Debentures	13	1,524,382	1,536,118
Related parties	16	5,285	1,350
Deferred income taxes		59,101	118,368
Provision for tax, civil and labor liabilities	15	698,953	770,305
Environmental liabilities		65,963	72,228
Employee benefits		1,348,681	1,356,560
Obligations with FIDC	17	958,211	938,526
Leasing payable	2.1	696,849	—
Other non-current liabilities		515,005	499,092
		16,402,201	16,838,205
EQUITY	18
Capital		19,249,181	19,249,181
Treasury stocks		(261,282)	(280,426)
Capital reserves		11,597	11,597
Retained earnings		5,251,678	4,806,089
Operations with non-controlling interests		(2,870,825)	(2,870,825)
Other reserves		4,855,225	4,814,988
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		26,235,574	25,730,604

NON-CONTROLLING INTERESTS		210,777	207,967

EQUITY		26,446,351	25,938,571

TOTAL LIABILITIES AND EQUITY		52,145,303	51,281,029

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2019	March 31, 2018

NET SALES		10,025,661	10,388,800
Cost of sales	21	(8,756,650)	(9,049,700)

GROSS PROFIT		1,269,011	1,339,100
Selling expenses	21	(122,637)	(146,337)
Impairment loss on trade receivables	21	(6,007)	(4,098)
General and administrative expenses	21	(238,668)	(269,996)
Other operating income	21	88,520	48,857
Other operating expenses	21	(14,444)	(18,257)
Gains and losses on assets held for sale and sales os interest in subsidiaries	21	—	(3,497)
Equity in earnings of unconsolidated companies	8	14,228	17,749

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		990,003	963,521
Financial income	22	41,017	31,317
Financial expenses	22	(345,373)	(366,031)
Exchange variations, net	22	(70,456)	(7,063)
Gain and losses on financial instruments, net	22	79	(787)

INCOME BEFORE TAXES		615,270	620,957
Current	7	(125,606)	(148,175)
Deferred	7	(37,038)	(24,371)
Income and social contribution taxes		(162,644)	(172,546)

NET INCOME		452,626	448,411

ATTRIBUTABLE TO:
Owners of the parent		449,003	441,029
Non-controlling interests		3,623	7,382
		452,626	448,411

Basic earnings per share - preferred and common - (R$)	19	0.26	0.26

Diluted earnings per share - preferred and common - (R$)	19	0.26	0.26

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2019	March 31, 2018
Net income for the period	452,626	448,411
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	(6,273)	38,739
Cumulative translation adjustment	96,953	(7,936)
Unrealized Losses on net investment hedge	(28,794)	(36,134)
Cash flowh hedges:
Unrealized (Losses)/Gains on financial instruments, net of tax	(310)	5,761
	61,576	430

Total comprehensive (loss) income for the period, net of tax	514,202	448,841

Total comprehensive (loss) income attributable to:
Owners of the parent	506,847	439,801
Non-controlling interests	7,355	9,040
	514,202	448,841

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2018	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	—	(2,870,831)	(4,552,984)	4,972	8,841,450	(472,458)	194,985	23,645,201	248,740	23,893,941
2018 Changes in Equity
Net income	—	—	—	—	—	—	441,029	—	—	—	—	—	—	441,029	7,382	448,411
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	(36,129)	5,697	29,204	—	—	(1,228)	1,658	430
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	441,029	—	(36,129)	5,697	29,204	—	—	439,801	9,040	448,841
Long term incentive plan cost recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(27,230)	(27,230)	(111)	(27,341)
Assignment of preferred shares	—	11,622	—	—	—	7,362	—	—	—	—	—	—	—	18,984	—	18,984
Effects of IFRS 9 adoption	—	—	—	—	—	—	—	—	—	(14,009)	—	—	—	(14,009)	(94)	(14,103)
Treasury stocks	—	(149,711)	—	—	—	—	—	—	—	—	—	—	—	(149,711)	(327)	(150,038)
Long term incentive plan exercised during the period	—	20,317	—	—	—	(3,000)	—	—	—	—	—	—	—	17,317	70	17,387
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	6	—	—	—	—	—	6	941	947
Dividends/interest on capital	—	—	—	—	—	—	(51,020)	—	—	—	—	—	—	(51,020)	(3,067)	(54,087)
Balance as of March 31, 2018 (Note 18)	19,249,181	(193,857)	11,597	628,228	611,531	2,079,977	390,009	(2,870,825)	(4,589,113)	(3,340)	8,870,654	(472,458)	167,755	23,879,339	255,192	24,134,531

Balance as of January 1, 2019	19,249,181	(280,426)	11,597	743,421	628,582	3,434,086	—	(2,870,825)	(6,044,258)	486,788	10,533,612	(320,303)	159,149	25,730,604	207,967	25,938,571
2019 Changes in Equity
Net income	—	—	—	—	—	—	449,003	—	—	—	—	—	—	449,003	3,623	452,626
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	(28,794)	(310)	86,948	—	—	57,844	3,732	61,576
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	449,003	—	(28,794)	(310)	86,948	—	—	506,847	7,355	514,202
Long term incentive plan cost recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(17,607)	(17,607)	(9)	(17,616)
Long term incentive plan exercised during the period	—	19,144	—	—	—	(3,313)	—	—	—	—	—	—	—	15,831	6	15,837
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	194	194
Complementary dividends	—	—	—	—	—	(101)	—	—	—	—	—	—	—	(101)	—	(101)
Dividends/interest on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,736)	(4,736)
Balance as of March 31, 2019 (Note 18)	19,249,181	(261,282)	11,597	743,421	628,582	3,430,672	449,003	(2,870,825)	(6,073,052)	486,478	10,620,560	(320,303)	141,542	26,235,574	210,777	26,446,351

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2019	March 31, 2018
Cash flows from operating activities
Net income for the period		452,626	448,411
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	21	505,799	453,516
Equity in earnings of unconsolidated companies	8	(14,228)	(17,749)
Exchange variation, net	22	70,456	7,063
(Gains) Loss on financial instruments, net	22	(79)	787
Post-employment benefits		46,420	47,968
Stock based compensation		10,384	9,252
Income tax	7	162,644	172,546
Gains on disposal of property, plant and equipment, net		(7,977)	(5,664)
Gains and losses on assets held for sale and sales os interest in subsidiaries		—	3,497
Impairment loss on trade receivables		6,007	4,098
Provision for tax, labor and civil claims		(71,387)	(36,035)
Interest income on short-term investments		(16,742)	(10,165)
Interest expense on debt and debentures	22	249,960	273,841
Interest on loans with related parties	16	(565)	(4)
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(428)	(843)
		1,392,890	1,350,519
Changes in assets and liabilities
Increase in trade accounts receivable		(743,494)	(886,432)
Increase in inventories		(202,171)	(406,697)
(Decrease) Increase in trade accounts payable		(286,996)	378,481
Increase in other receivables		(41,416)	(32,089)
Decrease in other payables		(179,195)	(281,316)
Dividends from associates and joint ventures		3,160	5,343
Purchases of trading securities		(292,391)	(174,923)
Proceeds from maturities and sales of trading securities		157,581	141,526
Cash (used in) provided by operating activities		(192,032)	94,412

Interest paid on loans and financing		(172,010)	(235,256)
Income and social contribution taxes paid		(24,405)	(63,213)
Net cash used in operating activities		(388,447)	(204,057)

Cash flows from investing activities
Purchases of property, plant and equipment	9	(304,532)	(216,656)
Proceeds from sales of property, plant and equipment, investments and other intangibles		13,817	332,410
Purchases of other intangibles		(9,063)	(4,464)
Net cash (used in) provided by investing activities		(299,778)	111,290

Cash flows from financing activities
Purchases of Treasury stocks			(149,711)
Dividends and interest on capital paid		(166,420)	(55,150)
Proceeds from loans and financing		211,249	479,150
Repayment of loans and financing		(240,540)	(310,765)
Intercompany loans, net		(42,558)	7,704
Net cash used in financing activities		(238,269)	(28,772)

Exchange variation on cash and cash equivalents		(21,886)	(58,352)

Decrease in cash and cash equivalents		(948,380)	(179,891)
Cash and cash equivalents at beginning of period		2,890,144	2,555,338
Cash and cash equivalents at end of period		1,941,764	2,375,447

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on May 7, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2019 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2018, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

Changes in accounting policies

Except as described below, the accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2018. The Company initially adopted IFRS 16 - Lease, as of January 1, 2019.

a) IFRS 16 - Lease. This standard introduces a single model for accounting for leases in the balance sheet for lessees. A lessee recognizes a right of use asset that represents its right to use the leased asset and a lease liability that represents its obligation to make lease payments. Exemptions are available for short term leases and low value items. This standard replaces existing lease standards, including IAS 17 - Leasing Operations and IFRIC 4, SIC 15 and SIC 27 - Complementary Aspects of Leasing Operations. The Company recognizes as from 2019 new assets and liabilities for its operating leases. The nature of the expenses related to these leases changes because the Company recognizes a depreciation of right of use assets and financial expense on lease obligations. The Company recognized until 2018 an operating lease expense during the lease term. No significant impact is expected on the Company’s financial leases.

The new standard provides practical expedient whose election is optional. The Company adopted the following practical expedient:

1) It did not reassess whether the contract is or contains lease at the initial application date, instead applied IAS 17 to contracts that were previously identified as a lease using IAS 17 and IFRIC 4;

2) It did not separate non-lease components from leasing components by considering them as a single lease component;

3) It did not register contracts with a term exceeding 12 months, which on the date of transition, they ends within 12 months of the date of initial application;

4) It did not register contracts of low value;

5) It did not exclude initial direct costs of measuring the right to use asset on the date of initial application;

6) It did make use of judgement in determining the term of the lease, if the contract contains options to extend or terminate the lease, among others; and

7) It did apply a single discount rate to the lease portfolio with fairly similar characteristics (such as similar remaining lease term, similar classes of underlying assets in a similar economic environment).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Variable elements of payments related to leases (such as a lease of machinery and/or equipment with parts of payments based on asset productivity) are not included in the liability calculation and recorded as operating expense. The discount rates used by the Company were obtained according to market conditions. The Company has recognized on March 31, 2019 a right of use of asset in the amount of R$ 907,998 (R$ 996,873 on January 1, 2019), a current liability of lease in the amount of R$ 215,556 (R$ 236,658 on January 1, 2019) and a non-current lease liability of lease in the amount of R$ 696,849 (R$ 760,215 on January 1, 2019). The Company adopted this standard on January 1, 2019 without updating the comparative information, as well as applied the standard for all contracts entered before January 1, 2019 that were identified as leases in accordance with IAS 17 and IFRIC 4.

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The IASB has issued and/or reviewed some IFRS standards, which have mandatory adoption for the year 2020 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• Amendment of IFRS 3 - Definition of business. Clarifies aspects for the definition of business, in order to clarify when a transaction must have accounting treatment of business combination or acquisition of assets. This change in the standard is effective for years beginning on or after January 1, 2020. The Company does not expect significant impacts on possible future events of business combinations or acquisition of assets.

• Amendment of IAS 1 and IAS 8 - Definition of materiality Clarifies definition of materiality to the framework of the accounting standard where this concept is applicable. These changes are effective for years beginning on or after January 1, 2020. The Company does not expect material impacts on its Financial Statements.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on March 31, 2019, when compared to those existing on December 31, 2018.

3.2 - Joint Ventures

The Company did not have material changes of interest in joint ventures for the period ended on March 31, 2019, when compared to those existing on December 31, 2018.

3.3 — Associate companies

The Company did not have material changes in interest in associate companies for the period ended on March 31, 2019, when compared to those existing on December 31, 2018.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2019	December 31, 2018
Cash	7,349	6,800
Banks and immediately available investments	1,934,415	2,883,344
Cash and cash equivalents	1,941,764	2,890,144

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Short-term investments

	March 31, 2019	December 31, 2018
Held for trading	590,403	459,470
Short-term investments	590,403	459,470

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2019	December 31, 2018
Trade accounts receivable - in Brazil	1,539,178	1,056,625
Trade accounts receivable - exports from Brazil	138,056	373,593
Trade accounts receivable - foreign subsidiaries	2,459,668	1,929,595
(-) Impairment loss on trade receivables	(160,147)	(158,157)
	3,976,755	3,201,656

NOTE 6 - INVENTORIES

	March 31, 2019	December 31, 2018
Finished products	4,172,181	3,985,964
Work in progress	1,889,389	1,688,794
Raw materials	2,159,810	2,296,074
Storeroom supplies	788,900	784,517
Imports in transit	380,383	426,044
(-) Allowance for adjustments to net realizable value	(13,334)	(13,704)
	9,377,329	9,167,689

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2018	(3,556)
Provision for the year	(11,943)
Reversal of adjustments to net realizable value	3,715
Exchange rate variation	(871)
Assets held for sale	(1,049)
Balance as of December 31, 2018	(13,704)
Provision for adjustments to net realizable value	(1,350)
Reversal of adjustments to net realizable value	1,778
Exchange rate variation	(58)
Balance as of March 31, 2019	(13,334)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2019 and 2018. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 25.0% and 34.0%. The differences between the Brazilian tax rates and the rates of other countries are

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	March 31, 2019	March 31, 2018
Income before income taxes	615,270	620,957
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(209,192)	(211,125)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	21,103	10,479
- Equity in earnings of unconsolidated companies	4,838	6,035
- Interest on equity *	—	208
- Tax credits and incentives	2,362	4,437
- Realization of deferred tax assets not recognized	1,490	4,606
- Other permanent differences, net	16,755	12,814
Income and social contribution taxes	(162,644)	(172,546)
Current	(125,606)	(148,175)
Deferred	(37,038)	(24,371)

(*) The Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on equity — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation considers the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

Due to the lack of expectation of usage, the Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 263,340 (R$ 265,403 as of December 31, 2018), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries abroad had R$ 543,024 (R$ 531,657 as of December 31, 2018) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 799,299 (R$ 795,775 as of December 31, 2018), which expire at various dates between 2019 and 2039.

NOTE 8 — INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Investments in Brazil	Others	Total
Balance as of January 01, 2018	346,080	584,899	199,647	—	149,673	1,280,299
Equity in earnings	(77,909)	51,648	15,629	(1,700)	22,473	10,141
Cumulative Translation Adjustment	33,101	96,045	(1,377)	(2,050)	—	125,719
Capital increase	—	—	—	7,000	—	7,000
Dividends/Interest on equity	—	(31,359)	—	—	(23,998)	(55,357)
Balance as of December 31, 2018	301,272	701,233	213,899	3,250	148,148	1,367,802
Equity in earnings	(14,593)	22,667	896	(405)	5,663	14,228
Cumulative Translation Adjustment	(17,901)	9,883	(305)	2,050	—	(6,273)
Capital increase	—	—	—	7,000	—	7,000
Dividends/Interest on equity	(1,843)	—	—	—	(1,317)	(3,160)
Balance as of March 31, 2018	266,935	733,783	214,490	11,895	152,494	1,379,597

a)        Advance for future investment in joint venture

In 2018, the Company made an advance for future investment in equity interest, representing the amount of R$ 374,083 as of March 31, 2019, in the joint venture Gerdau Corsa S.A.P.I. de C.V..

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on March 31, 2019, acquisitions amounted to R$ 304,532 (R$ 216,565 as of March 31, 2018), and disposals amounted to R$ 5,840 (R$ 464 as of March 31, 2018).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended on March 31, 2019 amounted to R$ 5,239 (R$ 6,323 as of March 31, 2018).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 85,652 as of March 31, 2019 (R$ 90,463 as of December 31, 2018).

NOTE 10 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 01, 2018	14,500,381	(6,609,239)	7,891,142
(+/-) Foreign exchange effect	2,283,577	(1,062,329)	1,221,248
Balance as of December 31, 2018	16,783,958	(7,671,568)	9,112,390
(+/-) Foreign exchange effect	91,824	(40,305)	51,519
Balance as of March 31, 2019	16,875,782	(7,711,873)	9,163,909

The amounts of goodwill by segment are as follows:

	March 31, 2019	December 31, 2018
Brazil	373,135	373,135
Special Steels	2,871,023	2,854,888
North America	5,919,751	5,884,367
	9,163,909	9,112,390

NOTE 11 — TRADE ACCOUNTS PAYABLE

	March 31, 2019	December 31, 2018
Trade accounts payable - domestic market	2,890,211	3,368,834
Trade accounts payable - debtor risk	401,338	215,998
Trade accounts payable - intercompany	11,314	7,400
Trade accounts payable - imports	763,900	742,822
	4,066,763	4,335,054

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 12 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	March 31, 2019	December 31, 2018

Working capital	6.28%	2,273,061	2,424,246
Financing of property, plant and equipment and others	13.49%	1,269,698	1,205,281
Ten/Thirty Years Bonds	5.81%	9,898,909	9,738,314
Total financing		13,441,668	13,367,841
Current		2,911,897	1,822,183
Non-current		10,529,771	11,545,658

Principal amount of the financing		13,176,554	13,178,457
Interest amount of the financing		265,114	189,384
Total financing		13,441,668	13,367,841

(*) Weighted average effective interest costs on March 31, 2019, which in a consolidated basis represents 6.45%

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	March 31, 2019	December 31, 2018
Brazilian Real (R$)	2,186,294	2,361,610
U.S. Dollar (US$)	11,151,397	10,924,355
Other currencies	103,977	81,876
	13,441,668	13,367,841

The amortization schedules of long-term loans and financing are as follows:

	March 31, 2019	December 31, 2018
2020(*)	1,149,268	2,253,958
2021	1,205,608	1,199,045
2022	129,748	121,490
2023	1,216,476	1,209,109
2024	2,458,214	2,426,456
2025 on	4,370,457	4,335,600
	10,529,771	11,545,658

(*) For the period as of March 31, 2019, the amounts represents payments from April 1, 2020 to December 31, 2020.

a) Principal funding in 2019

In February 2019, the subsidiary Gerdau Aços Longos obtained a loan of R$ 194.8 million from Banco Bradesco, maturing on August 5, 2019.

b) Monitoring indexes

Only operations with BNDES include the Company’s contract established debt ratios. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 85.7 million on March 31, 2019, are guaranteed by the assets (property, plant and equipment) being financed.

d) Credit Lines

In June 2009, the Company and some of its subsidiaries in Brazil, obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of March 31, 2019, the outstanding balance of this credit facility was R$ 222.4 million.

In October 2017, the Company completed the renewal and reduction of the volume of the Senior Unsecured Global Working Capital Credit Agreement, a US$ 800 million revolving credit line to provide liquidity to its subsidiaries. The line is divided into two tranches, of which US$ 200 million is allocated to North American subsidiaries and US$ 600 million to subsidiaries in Latin America, including Brazil. The companies Gerdau SA, Gerdau Açominas SA and Gerdau Aços Longos SA provide a guarantee and the operation expires in October 2020. As of March 31, 2019, the amount disbursed in this line was US$ 80 million (R$ 311.7 million as of March, 31, 2019).

NOTE 13 — DEBENTURES

		Quantity as of March 31, 2019
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2019	December 31, 2018
3rd- A and B	May 27,1982	144,000	141,502	06/01/2021	16,706	18,871
7th	July 14, 1982	68,400	68,279	07/01/2022	1,046	1,102
8th	November 11, 1982	179,964	178,790	05/02/2023	6,630	8,080
9th	June 10, 1983	125,640	125,423	09/01/2024	1,876	2,349
11th - A and B	June 29, 1990	150,000	149,707	06/01/2020	2,401	5,716
15th	November, 9, 2018	1,500,000	—	11/21/2022	1,522,704	1,502,755
Total Consolidated					1,551,363	1,538,873

Current					26,981	2,755
Non-current					1,524,382	1,536,118

Maturities of long-term amounts are as follows:

	March 31, 2019	December 31, 2018
2020(*)	2,401	5,716
2021	16,706	18,871
2022	1,496,769	1,501,102
2023	6,630	8,080
2024	1,876	2,349
	1,524,382	1,536,118

(*) For the period as of March 31, 2019, the amounts represents payments from April 1, 2020 to December 31, 2020.

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional interest rate was 6.34% and 6.42% for the three-month period ended on March 31, 2019 and year ended on December 31, 2018, respectively.

The Company has guarantees provided by the parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Fair value — the fair value of the aforementioned financial instruments is as follows:

	March 31, 2019		December 31, 2018
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	590,403	590,403	459,470	459,470
Related parties	74,998	74,998	27,939	27,939
Unrealized gains on derivatives	39,475	39,475	33,417	33,417
Other current assets	782,457	782,457	780,423	780,423
Other non-current assets	439,271	439,271	449,592	449,592
Liabilities
Loans and Financing
Debentures	13,441,668	13,972,347	13,367,841	13,533,306
Related parties	1,551,363	1,551,363	1,538,873	1,538,873
Unrealized losses on financial instruments	5,285	5,285	1,350	1,350
Obligations with FIDC	2,694	2,694	5,245	5,245
Other current liabilities	958,211	958,211	938,526	938,526
Other non-current liabilities	691,597	691,597	988,967	988,967
	515,005	515,005	499,092	499,092

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. If customers are classified by an independent agency, these ratings are used. If an independent assessment is not available, the Company’s credit area provides a credit rating assessment, taking into consideration its financial position, past experience and other factors. Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPIs) related to the “Capital Structure Management” objective are: WACC, Net Debt / EBITDA, Net Financial Expenses Coverage Ratio (Ebitda / Net Financial Expenses) and Debt / Total Capitalization Ratio. Net Debt consists of debt reduced by cash, cash equivalents and financial investments (notes 4, 12 and 13). Total Capitalization consists of Total Debt (composed of debt principal) and Equity (Note 18). The Company can change its capital structure, according to economic-financial conditions, in order to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient investment program in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/ EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows (assuming that other variables remain constant):

Impacts on Statements of Income
Assumptions	Percentage of change	March 31, 2019	March 31, 2018
Foreign currency sensitivity analysis	5%	215,061	126,442
Interest rate changes sensitivity analysis	10bps	53,076	60,859
Sensitivity analysis of changes in prices of products sold	1%	100,257	103,888
Sensitivity analysis of changes in raw material and commodity prices	1%	64,037	66,257
Interest rate and Foreign currency Swaps	10bps/5%	11,037	6,141
Sensitivity analysis of Swap of interest rate	50bps	418	—
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	6,183	1,508

Foreign currency sensitivity analysis:  As of March 31, 2019, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 215,061 and R$ 175,852 after the effects arising from the changes in the net investment hedge described in note 14.f - (R$ 126,442 and R$ 78,448 as of March 31, 2018, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation accounts and income tax are analyzed.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 51,049 as of March 31, 2019 (R$ 60,859 as of March 31, 2018) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for three month periods ended on March 31, 2019, totals R$ 100,257 (R$ 103,888 as of March 31, 2018) and the variation in the price of raw materials and other inputs totals R$ 64,037 as of March 31, 2019 (R$ 66,257 as of March 31, 2018). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the exchange rate, and its impacts in the swaps mark to market for Cross Currency Swap operations, and 50 bps on the interest curve for Pre x DI operations. These variations represent an income or expense of R$ 11,455 (R$ 6,141 as of March 31, 2018). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 14.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure to forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction of the US Dollar against the Real and Argentinian Peso, and its effects on fair value of these derivatives. A 5% increase in the US Dollar against the Real and the Argentinian Peso represents an income of R$ 6,183 (income or expense of R$ 1,508 as of March 31, 2018, considering that in this position we had operations of the Euro against Real and Dollar against Argentinian Peso), and a 5% reduction of the US Dollar against the Argentinian Peso represents an expense of the same amount. The US Dollar / Real and US Dollar / Argentinian Peso forward contracts had the objective of hedging the asset and liability positions in US Dollar and the fair value effects of these contracts were recorded in the Consolidated Income Statement. The forward contracts in US Dollars that the Company is exposed are presented in Note 14.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2019 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	—	590,403	—	590,403
Unrealized gains on financial instruments	—	—	39,475	39,475
Related parties	74,998	—	—	74,998
Other current assets	782,457	—	—	782,457
Other non-current assets	439,271	—	—	439,271
Total	1,296,726	590,403	39,475	1,926,604
Financial result for the three-month period ended on March 31, 2019	62,380	26,740	—	89,120

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and Financing	—	13,441,668	13,441,668
Debentures	—	1,551,363	1,551,363
Related parties	—	5,285	5,285
FIDC Obligation	—	958,211	958,211
Other current liabilities	—	691,597	691,597
Other non-current liabilities	—	515,005	515,005
Unrealized losses on financial instruments	2,694	—	2,694
Total	2,694	17,163,129	17,165,823
Financial result for the three-month period ended on March 31, 2019	(7,507)	(456,346)	(463,853)

December 31, 2018 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	—	459,470	—	459,470
Unrealized gains on financial instruments	—	—	33,417	33,417
Related parties	27,939	—	—	27,939
Other current assets	780,423	—	—	780,423
Other non-current assets	449,592	—	—	449,592
Total	1,257,954	459,470	33,417	1,750,841
Financial result for the three-month period ended on March 31, 2018	90,537	12,377	—	102,914

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financings	—	13,367,841	13,367,841
Debentures	—	1,538,873	1,538,873
Related parties	—	1,350	1,350
FIDC Obligation	—	938,526	938,526
Other current liabilities	—	988,967	988,967
Other non-current liabilities	—	499,092	499,092
Unrealized losses on financial instruments	5,245	—	5,245
Total	5,245	17,334,649	17,339,894
Financial result for the three-month period ended on March 31, 2018	(787)	(444,691)	(445,478)

As of March 31, 2019, the Company has derivative financial instruments such as interest rate and currency swaps and forward dollar contracts. These derivative financial instruments had their realized and unrealized gains and / or gains presented in the Gains (Losses) account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Swap Contracts

The Company has contracted Cross Currency Swaps operations, whether or not qualified as cash flow hedge, through which it receives a variable interest rate based on Libor and/or a fixed US dollar rate and pays a fixed interest rate or floating currency based on the local currency. The company also contracted the Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts		March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Forward
Maturity at 2019	purchase in US$	US$ 12.2 million	US$ 19.2 million	3,712	—	—	(4,069)
Maturity at 2019	sell in US$	US$ 22.8 million	US$ 18.3 million	—	462	(2,694)	(1,176)

Cross currency swap
Maturity in 2018	CDI 111.50%	R$ 230.5 million	R$ 230.5 million	33,202	30,249	—	—

Swap of interest rate
Maturity in 2020	CDI 111.50%	R$ 50.0 million	R$ 50.0 million	2,561	2,706	—	—

Total fair value of financial instruments				39,475	33,417	(2,694)	(5,245)

The efects of financial instruments are classified as follow:

	March 31, 2019	December 31, 2018
Unrealized gains on financial instruments
Current assets	36,914	30,711
Non-current assets	2,561	2,706
	39,475	33,417
Unrealized losses on financial instruments
Current liabilities	(2,694)	(5,245)
Non-current liabilities	—	—
	(2,694)	(5,245)

	March 31, 2019	March 31, 2018
Net Income
Gains on financial instruments	7,586	674
Losses on financial instruments	(7,507)	(1,461)
	79	(787)
Other comprehensive income
(Losses) Gains on financial instruments	(310)	5,761
	(310)	5,761

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 1.2 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 0.8 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion, which were made in order to provide part of the funds to purchase these investments abroad.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 28,794 for the three month period ended on March 31, 2019 (loss of R$ 36,134 for the three month period ended on March 31, 2018).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2019, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2019 and December 31, 2018, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018

Current assets
Short-term investments - Held for Trading	590,403	459,470	206,021	114,027	384,382	345,443
Unrealized gains on financial instruments	36,914	30,711	—	—	36,914	30,711
Other current assets	782,457	780,423	—	—	782,457	780,423

Non-current assets
Related parties	74,998	27,939	—	—	74,998	27,939
Unrealized gains on financial instruments	2,561	2,706	—	—	2,561	2,706
Other non-current assets	439,271	449,592	—	—	439,271	449,592
	1,926,604	1,750,841	206,021	238,008	1,720,583	9,052,998

Current liabilities
Short-term debt	2,911,897	1,822,183	—	—	2,911,897	1,822,183
Debentures	26,981	2,755			26,981	2,755
Unrealized losses on financial instruments	2,694	5,245	—	—	2,694	5,245
Other current liabilities	691,597	988,967	—	—	691,597	988,967

Non-current liabilities
Long-term debt	10,529,771	11,545,658	—	—	10,529,771	11,545,658
Debentures	1,524,382	1,536,118	—	—	1,524,382	1,536,118
Related parties	5,285	1,350	—	—	5,285	1,350
FIDC Obligation	958,211	938,526	—	—	958,211	938,526
Other non-current liabilities	515,005	499,092	—	—	515,005	499,092
	17,165,823	17,339,894	—	—	17,165,823	17,339,894

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

		Cash effects		Non-cash effects
	December 31, 2018	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March 31, 2019
Related Parties, net	(26,589)	(42,558)	—	(565)	(1)	(69,713)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	14,878,542	(29,291)	(172,010)	249,960	29,049	14,956,250

		Cash effects		Non-cash effects
	January 01, 2018	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March, 31, 2018
Related Parties, net	(51,839)	7,704	—	(4)	450	(43,689)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	16,510,851	168,385	(235,256)	273,841	(2,949)	16,714,872

NOTE 15 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	March 31, 2019	December 31, 2018
a) Tax provisions	281,027	268,009
b) Labor provisions	361,481	449,350
c) Civil provisions	56,445	52,946
	698,953	770,305

a) Tax Provisions

Tax provisions refer substantially to the discussions regarding the offset of PIS and COFINS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involves individually significant amounts and corresponds mainly to overtime pay, additional night work, hours in itinere, health hazard premium, and hazardous duty premium, indemnity for occupational accidents, occupational illness and moral damages, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of March 31, 2019 the amount shown as provision liabilities.

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 618,300.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 341,810; (ii) PIS and COFINS, substantially related to non-approval of compensation of credits on inputs totaling R$ 973,106, (iii) social security contributions in the total of R$ 88,936 and (iv) other taxes , whose updated total amount is currently R$ 464,765.

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to three administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Prepayment of Exports “(RAE), in the updated amount of R$ 740,047, of which: (i) R$ 126,170 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Council of Tax Appeals (CARF), which was dismissed by the quality vote, by means of the judgment published on September 3, 2018, in the face of which the Company objected Embargoes of Declaration, which awaits judgment;; (ii) R$ 133,520 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos, which was challenged and dismissed and filed a Voluntary Appeal at the first instance of CARF, on August 28, 2018, which is pending of judgment; and; (iii) R$ 153,889, corresponds to a lawsuit filed by the Company, which was challenged and dismissed and filed a Voluntary Appeal at the first instance of CARF, on August 31, 2018, which is pending of judgment; (iv) R$ 135,616 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose challenge filed on February 20, 2019 is pending judgment by the Federal Revenue Service; and (v) R$ 190,852 corresponds to a lawsuit filed by the Company, whose appeal filed on January 1, 2019 is pending of judgment by the Federal Revenue Service.

a.4) The Company is a party to administrative proceedings related to the deduction of the goodwill deducted pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 284,846, of which: (i) R$ 22,938 corresponds to a lawsuit in which the Company was challenged by the Federal Revenue of Judgment, resulting in a judgment that completely annulled the Notice of Infringement, but, in a judgment made by the Administrative Council of Tax Appeals (CARF) on January 23, 2019, the legal appeal was granted in favor of the National Treasury, fully restoring the assessment. Currently, the Company awaits publication of the judgment to oppose the appeal. (ii) R$ 193,773 corresponds to a lawsuit in which the Company was challenged as unfounded by the Federal Revenue Service, by decision of which it became aware on March 11, 2019 and is in preparation of a Voluntary Appeal, which will be submitted to the judgment of the Administrative Council of Tax Appeals (CARF); and (iii) R$ 68,135 correspond to a lawsuit in which the Company was challenged and dismissed and filed a Voluntary Appeal to the Administrative Council of Tax Appeals (CARF), which is pending of judgment.

a.5) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,210,031. Such proceedings relate to profits generated abroad, of which (i) R$ 1,031,312 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 996,546 correspond to a lawsuit whose administrative discussion has already been closed and are currently in Fiscal Execution, in relation to which the Company filed Execution Embargoes, which are pending of judgment by the first instance and (i.b) R$ 34,766 are remaining from a notice originally of R$ 372,213 and correspond to a suit partially provided by the Superior Court of Tax Appeals (CSRF), in a decision published on May 25, 2017 and has already become final; currently the process is awaiting proceedings by the first instance of the Administrative Council of Tax Appeals (CARF), for analysis of matters not previously analyzed, as determined by the CSRF decision; and (ii) R$ 178,719 corresponds to a lawsuit filed by the Company, which had its Voluntary Appeal adjudicated by the first instance of CARF, which was dismissed, reason why a Special Appeal was filed with the Superior Court of Tax Appeals (CSRF), known in part and pending of judgment.

a.6) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

total updated amount of the proceedings is R$ 7,170,960, of which (i) R$ 5,168,696 correspond to four proceedings involving the Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy, for judicial discussions on Embargoes to Execution in the respective proceedings, and in the Embargoes to Execution filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal, which is pending of judgment in the Federal Regional Court of the 4th Region; (ii) R$ 636,919 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had its Voluntary Appeal judged at the first instance of CARF on September 18, 2018, which was given partial relief and it is pending of publication of the judgment, in the light of which the Company will take the appropriate measures; (iii) R$ 258,505 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had a Voluntary Appeal rejected by the first instance of CARF, which is why a Special Appeal was filed in the CSRF, which was partially dispatched. The portion of the debt whose Special Appeal was not admitted is currently in judicial collection, in the amount of R$ 254,381, and the subsidiary already presented a guarantee by means of Guarantee Insurance for further judicial discussion of merit; (iv) R$ 346,183 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which awaits judgment of its Special Appeal filed with CSRF, which was partially reviewed. The portion of the debt whose Special Appeal was not admitted is currently in judicial collection, in the amount of R$ 281,282, and the subsidiary already presented a guarantee by means of Guarantee Insurance for further judicial discussion of merit; (v) R$ 129,668 correspond to a lawsuit filed by the Company (as successor to Gerdau Aços Especiais SA), which had its Voluntary Appeal rejected by the first instance of CARF, which is why a Special Appeal was filed,which has been known in part and pending trial; (vi) R$ 101,867 corresponds to a lawsuit filed by the Company (as successor to Gerdau Aços Especiais SA), which was rejected as unfounded, by decision of which it became aware on September 17, 2018 and in the face of which it filed Voluntary Appeal in the first instance of CARF, currently pending of judgment; and (vii) R$ 529,122 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was challenged as unfounded, by decision of which it became aware on November 27, 2018 and in the face of which it filed a Voluntary Appeal at the first instance of CARF, which is currently pending of judgment.

The Company, supported by the advise of its legal counsel, understand that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

In connection with the so-called Operation Zelotes and other matters, Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters.

The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 01, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed and their respective appeals were also rejected by the Federal Regional Court of the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

1st Region. Both appeals were lodged against the Superior Court of Justice and the Federal Supreme Court, which are still awaiting admissibility analysis.

Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 217,848. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal advisors.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 113,604. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal advisors.

d) Administrative proceeding — Brazilian Securities Commission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparties Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for the clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business purpose and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense for the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. There is no estimate for a final decision of the matter. Metalúrgica Gerdau S.A. believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2019	December 31, 2018
Tax	1,985,531	1,963,859
Labor	130,436	126,620
Civil	42,001	44,935
	2,157,968	2,135,414

The balance of judicial deposits as of March 31, 2019, in the amount of R$ 1,780,306, corresponds to judicial deposits made up June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, awaits termination of the relevant lawsuits before the Brazilian courts in order to be returned to the Company.

For these actions, the Company and its subsidiaries were making judicial deposits and accounting provisions of the amounts under discussion, adjusted by the SELIC rate, which refer to the unsettled amounts of PIS and COFINS since 2009, whose liability was fully suspended, due to the realization of said deposits.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 02, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

A provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of contingent liabilities, net (Operational result) and R$ 369,819 in the line Reversal of monetary update of contingent liabilities, net (Financial Result), in its income statement. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

IV) Contingent Asset - Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance. Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will finally be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, suggests that an inflow of economic benefits may occur in the future. However, there are still substantial uncertainties on the timing, the way and the amount to be realized so that it is not yet practicable to reasonably determine that the realization of the gain arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which implies that such gains are not recorded until such conditions are demonstrably present.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	March 31, 2019	December 31, 2018

Assets
Parent company
Metalúrgica Gerdau S.A.	838	—

Associate companies
Aceros Corsa, S.A. de C.V.	37,053	—

Joint Venture
Gerdau Corsa SAPI de C.V.	10,164	72

Others
Fundação Gerdau	26,943	27,867
	74,998	27,939

Liabilities
Joint Venture
Diaco S.A.	(5,285)	(1,350)
	(5,285)	(1,350)

	For the three-month period ended
	March 31, 2019	March 31, 2018
Net financial loss	565	4

b)             Operations with related parties

During the three-month period ended on March 31, 2019, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 364,670 (R$ 349,685 as of March 31, 2018) and purchases in the amount of R$ 48,988 as of March 31, 2019 (R$ 18,261 as of March 31, 2018). The net balance totals R$ 315,682 as of March 31, 2019 (R$ 331,424 as of March 31, 2018).

During the three-month period ended on March 31, 2019, the Company, through its subsidiaries, performed transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 33 for the three-month period ended on March 31, 2019 (R$ 56 on March 31, 2018). Additionally , the Company recorded revenues of R$ 139 in the three-month period ended on March 31, 2019 (R$ 111 on March 31, 2018), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2019	Balance as of December 31, 2018
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	1,699,200	Dec/21 - Dec/22	1,877,499	1,933,929
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	41,373	41,571
Gerdau Metaldom S.A.; Aceros Corsa S.A. de C.V.; Gerdau Corsa S.A.P.I de C.V.;	Subsidiary and Joint-venture	Financing Agreements	—	Oct/20	273,121	198,619

c)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 499,047 as of March 31, 2019 (R$ 42,755 as of December 31, 2018), which corresponds to 6,278 debentures (546 as of December 31, 2018).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

d)             Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

e)              Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 8,227 for the three-month period ended on March 31, 2019 (R$ 8,127 for the three-month period ended on March 31, 2018). The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 383 for the three-month period ended on March 31, 2019 (R$ 382 for the three-month period ended on March 31, 2018).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 6,557 during the three-month period ended on March 31, 2019, respectively (R$ 5,157 for the three-month period ended on March 31, 2018).

NOTE 17 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 958,211 recognized in the account “Obligations with FIDC” as of March 31, 2019 (R$ 938,526 as of December 31, 2018).

NOTE 18 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2019		December 31, 2018
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,124,233,755	571,929,945	1,137,327,184
Acquisition of Treasury shares	—	—	—	(16,000,000)
Exercise of stock option	—	407,926	—	1,597,235
Assignment of preferred shares	—	—	—	1,309,336
Balance at the end of the period	571,929,945	1,124,641,681	571,929,945	1,124,233,755

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

On March 31, 2019, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2019						December 31, 2018
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	69,869,922	6.1	627,768,823	36.5	557,898,901	97.3	95,469,922	8.3	653,368,823	38.0
Brazilian institutional investors	2,534,312	0.4	182,982,515	16.0	185,516,827	10.8	2,383,207	0.4	224,073,547	19.6	226,456,754	13.2
Foreign institutional investors	4,610,019	0.8	439,470,152	38.3	444,080,171	25.8	4,836,488	0.8	410,387,290	35.8	415,223,778	24.1
Other shareholders	6,886,713	1.2	432,319,092	37.7	439,205,805	25.6	6,811,349	1.2	394,302,996	34.4	401,114,345	23.3
Treasury stock	1,697,538	0.3	21,389,564	1.9	23,087,102	1.3	1,697,538	0.3	21,797,490	1.9	23,495,028	1.4
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	March 31, 2019				December 31, 2018
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	21,797,490	279,869	1,697,538	557	8,704,061	75,528
Repurchase of shares	—	—	—	—	—	—	16,000,000	243,396
Exercise of stock option	—	—	(407,926)	(19,144)	—	—	(1,597,235)	(27,433)
Assignment of preferred shares	—	—	—	—	—	—	(1,309,336)	(11,622)
Balance at the end of the period	1,697,538	557	21,389,564	260,725	1,697,538	557	21,797,490	279,869

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 12.19.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 19 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2019			March 31, 2018
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	151,390	297,613	449,003	148,139	292,890	441,029

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,124,335,737		571,934,258	1,130,792,956

Earnings per share (in R$) – Basic	0.26	0.26		0.26	0.26

Diluted

	For the three-month period ended on
	March 31, 2019	March 31, 2018
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	297,613	292,890
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	1,161	1,347
	298,774	294,237

Net income allocated to common shareholders	151,390	148,139
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(1,161)	(1,347)

	150,229	146,792

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,934,258
Preferred Shares
Weighted-average number of preferred shares outstanding	1,124,335,737	1,130,792,956
Potential increase in number of preferred shares outstanding due to the long term incentive plan	13,115,885	15,619,016
Total	1,137,451,622	1,146,411,972

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.26	0.26

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 20 — LONG-TERM INCENTIVE PLANS

a)             Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2018	18,975,084
Granted	2,411,345
Forfeited	(3,150,635)
Exercised	(3,974,293)
Balance on December 31, 2018	14,261,501
Granted	1,603,102
Forfeited/Canceled	(686,346)
Exercised	(1,631,668)
Quantity on March 31, 2019	13,546,589

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement in the three months period ended on March 31, 2019 was R$ 10,384 (R$ 9,252 on March 31, 2018).

As of March 31, 2019 the Company has a total of 21,389,564 preferred shares in treasury and, according to note 17, these shares may be used for serving this plan.

b)             Stock Options Plan:

	March 31, 2019		December 31, 2018
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	15,480	16.72	292,391	17.91
Options Exercised	—	—	(33,499)	14.86
Options Forfeited	(10,754)	16.39	(243,412)	18.62
Available at the end of the period	4,726	18.58	15,480	16.72

The average market price of the share in the three month period ended on March 31, 2019 was R$ 15.35 (R$ 15.70 in the year ended December 31, 2018).

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at March 31, 2019*
			R$
R$ 18.58	4,726	3.8	18.58	4,726
	4,726			4,726

*The total of options vested that are exercisable on March 31, 2019 is 4,726 (15,480 on December 31, 2018).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 21 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2019	March 31, 2018
Depreciation and amortization	(505,851)	(453,516)
Labor expenses	(1,283,296)	(1,356,543)
Raw material and consumption material	(6,405,755)	(6,625,727)
Freight	(564,592)	(613,914)
Other expenses/income	(290,392)	(389,831)
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	(3,497)
	(9,049,886)	(9,443,028)

Classified as:
Cost of sales	(8,756,650)	(9,049,700)
Selling expenses	(122,637)	(146,337)
Impairment loss on trade receivables	(6,007)	(4,098)
General and administrative expenses	(238,668)	(269,996)
Other operating income	88,520	48,857
Other operating expenses	(14,444)	(18,257)
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	(3,497)
	(9,049,886)	(9,443,028)

NOTE 22 — FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2019	March 31, 2018
Income from short-term investments	19,154	12,377
Interest income and other financial incomes	21,863	18,940
Financial income total	41,017	31,317

Interest on debts	(249,960)	(273,841)
Monetary variation and other financial expenses	(95,413)	(92,190)
Financial expenses total	(345,373)	(366,031)

Exchange variations, net	(70,456)	(7,063)
Gains and Losses on derivatives, net	79	(787)
Financial result, net	(374,733)	(342,564)

NOTE 23 — SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Net sales	3,848,814	3,611,171	3,842,020	4,427,976	739,121	966,828	1,839,923	1,731,586	(244,217)	(348,761)	10,025,661	10,388,800
Cost of sales	(3,320,562)	(2,929,409)	(3,399,522)	(4,188,410)	(629,283)	(810,638)	(1,648,623)	(1,467,265)	241,340	346,022	(8,756,650)	(9,049,700)
Gross profit	528,252	681,762	442,498	239,566	109,838	156,190	191,300	264,321	(2,877)	(2,739)	1,269,011	1,339,100
Selling, general and administrative expenses	(145,150)	(148,419)	(111,597)	(142,370)	(28,072)	(43,432)	(46,884)	(43,134)	(35,609)	(45,777)	(367,312)	(423,132)
Other operating income (expenses)	35,951	(148)	17,018	2,343	11,008	2,857	1,204	2,051	8,895	21,080	74,076	28,183
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	—	—	—	—	—	—	—	—	(3,497)	—	(3,497)
Equity in earnings of unconsolidated companies	(405)	—	(14,593)	(19,298)	22,667	28,283	896	3,210	5,663	5,554	14,228	17,749
Operational income (Loss) before financial income (expenses) and taxes	418,648	533,195	333,326	80,241	115,441	143,898	146,516	226,448	(23,928)	(25,379)	990,003	958,403
Finacial result, net	(121,121)	(98,100)	(25,493)	(11,979)	(38,516)	(57,010)	(22,280)	(25,017)	(167,323)	(167,703)	(374,733)	(359,809)
Income (Loss) before taxes	297,527	435,095	307,833	68,262	76,925	86,888	124,236	201,431	(191,251)	(193,082)	615,270	598,594
Income and social contribution taxes	(76,797)	(108,328)	(87,695)	(27,237)	(16,357)	(28,760)	(30,007)	(44,933)	48,212	36,712	(162,644)	(172,546)
Net income (Loss)	220,730	326,767	220,138	41,025	60,568	58,128	94,229	156,498	(143,039)	(156,370)	452,626	426,048

Supplemental information:
Net sales between segments	205,640	321,134	5,107	14,949	—	1,571	33,470	11,107	—	—	244,217	348,761

Depreciation/amortization	254,601	217,460	133,902	123,751	28,401	25,886	88,895	86,419	—	—	505,799	453,516

	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Investments in associates and jointly-controlled entities	11,895	3,250	266,935	301,271	733,783	701,233	214,490	213,899	152,494	148,149	1,379,597	1,367,802
Total assets	18,130,885	17,473,039	14,898,368	14,659,926	4,331,778	4,421,487	9,042,353	8,825,830	5,741,919	5,900,747	52,145,303	51,281,029
Total liabilities	8,518,588	8,072,380	4,992,220	4,935,210	868,715	1,053,007	1,789,043	1,736,085	9,530,386	9,545,776	25,698,952	25,342,458

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments, corporate expenses, gains and losses on assets held for sale and sales of interest in subsidiaries, reversal of contingent liabilities, net, reversal of monetary update of contingent liabilities, net in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Asia		Consolidated
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Net sales	4,262,339	3,853,677	935,810	1,142,696	4,827,512	5,217,730	—	174,697	10,025,661	10,388,800

	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Total assets	26,844,844	26,283,287	5,121,103	5,251,637	20,179,356	19,746,105	—	—	52,145,303	51,281,029

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS require that the Company disclose the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 24 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the test performed for the year ended on 2018, the Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows, therefore, an increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts that are below the book value and/or that exceeded the book value as shown below: a) North America: exceeded book value by R$ 1,474 million; b) Special Steel: exceeded book value by R$ 2,483 million; c) South America: exceeded book value by R$ 593 million; and d) Brazil: exceeded the book value by R$ 3,048 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: exceeded the book value by R$ 1,672 million; b) Special Steel: exceeded the book value by R$ 2,645 million; c) South America: exceeded the book value by R$ 640 million; and d) Brazil: exceeded the book value by R$ 3,318 million.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on March 31, 2019 is required.

The Company will maintain over 2019 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2019

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 25 - SUBSEQUENT EVENTS

I)  On April 25, 2019, the Board of Directors of the Company approved the 16th issuance of non-convertible debentures, in two series, in the amount of R$ 1,400 million, being that the amount of the debentures of the first series will be R$ 600 million and the amount of the debentures of the second series will be R$800 millions, with a par value of R$1,000.00 on the issuance date. The Issuance will be the object of a public distribution with restricted placement efforts, pursuant to Instruction no. 476 of the Comissão de Valores Mobiliários (CVM), dated January 16, 2009, and other applicable legal and regulatory provisions, intermediated by financial institutions that are members of the securities distribution system, on a firm commitment basis for all Debentures, being directed at professional investors, as defined under Article 9-A of CVM Instruction no. 539, dated November 13, 2013. The Debentures of the 1st Series will mature in 48 months, counted from the issuance date, thus maturing on May 6, 2023, and the Debentures of the 2nd Series mature in 84 months, counted from the issuance date, thus maturing on May 6, 2026. The Debentures of the 1st Series will yield interest corresponding to 105.5% of the cumulative variation in the average daily one-day overnight rate, over extra group and the Debentures of the 2nd Series will yield interest corresponding to 107.25% of the cumulative variation of the DI Rate, expressed as an annual percentage, based on two hundred and fifty-two (252) business days, as calculated and published daily by B3 in the daily bulletin made available on its website (http://www.b3.com.br). The net proceeds from the Issuance will be used to strengthen the Company’s cash position, aiming to support its general purposes.

II)  On May 6, 2019, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of dividends, which will be calculated and credited on the shareholding interest owned on May 17, 2019, in the amount of R$ 118.8 million (R$ 0.07 per common and preferred share), with payment on May 29, 2019, which was submitted and approved by the Board of Directors on May 7, 2019.

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